Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 12 DATED JUNE 2, 2014
TO THE PROSPECTUS DATED SEPTEMBER 17, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated September 17, 2013, Supplement No. 1 dated October 29, 2013, Supplement No. 2 dated November 15, 2013, Supplement No. 3 dated January 13, 2014, Supplement No. 4 dated February 3, 2014, Supplement No. 5 dated February 13, 2014, Supplement No. 6 dated February 24, 2014, Supplement No. 7 dated March 3, 2014, Supplement No. 8 dated April 1, 2014, Supplement No. 9 dated April 25, 2014, Supplement No. 10 dated May 1, 2014 and Supplement No. 11 dated May 16, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	recent real property investments;
(3)	potential real property investments; and
(4)	updates to our management.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of May 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 2.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $23.0 million, consisting of approximately 2.3 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $23.0 million, and approximately 5,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $45,000. As of May 31, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 4.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $45.4 million, consisting of approximately 4.6 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $45.3 million, and approximately 6,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $60,000. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of May 31, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
 The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus, as supplemented to date.
Description of Real Estate Investments
 As of June 2, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned four properties, located in four states, consisting of approximately 289,000 gross rentable square feet of corporate office space. We acquired two properties, listed below, between May 1, 2014 and June 2, 2014.

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
FedEx Ground — St. Joseph, MO	Distribution	1	FedEx Ground Package System, Inc.	66,692	$5,226,646
FedEx Ground — Fort Dodge, IA	Distribution	1	FedEx Ground Package System, Inc.	24,089	2,801,522
				90,781	$8,028,168

The following information supplements, and should be read in conjunction with the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 112 of the prospectus, as supplemented to date.

Real Property Investments
As of June 2, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned four properties, located in four states, consisting of approximately 289,000 gross rentable square feet of corporate office space. We acquired two properties, listed below, between May 1, 2014 and June 2, 2014, which were acquired through the use of proceeds from our initial public offering.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
FedEx Ground — St. Joseph, MO	May 30, 2014	2014	$5,226,646	$104,533	7.15%	7.15%	100%
FedEx Ground — Fort Dodge, IA	June 2, 2014	2014	2,801,522	56,030	7.15%	7.15%	100%
			$8,028,168	$160,563

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 83 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease term for the tenant at the properties listed above:

Property	Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)	Effective Base Rent per Square Foot (2)	Lease Term (3)
FedEx Ground — St. Joseph, MO	FedEx Ground Package System, Inc.	66,692	100%	2/5 yr.	$373,705	$5.60	5/30/2014	-	4/30/2024
FedEx Ground — Fort Dodge, IA	FedEx Ground Package System, Inc.	24,089	100%	2/5 yr.	$200,309	$8.32	6/2/2014	-	5/31/2024

(1)	Represents the number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the two properties described in this prospectus supplement is approximately $6.6 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plan for any renovations, improvements or development of the properties described in this prospectus supplement, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of June 2, 2014, as follows:

Property	Depreciable Tax Basis
FedEx Ground — St. Joseph, MO	$4,285,850
FedEx Ground — Fort Dodge, IA	2,297,248
$6,583,098
Potential Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus, as supplemented to date, and the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 112 of the prospectus, as supplemented to date.
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property Description	Expected Acquisition Date	Anticipated Approximate Purchase Price (1)	Anticipated Approximate Fees to be Paid to Sponsor (2)
FedEx Express — Las Vegas, NV (3)	June 2014	$19,450,000	$389,000
RF Micro Devices — Greensboro, NC	June 2014	15,500,000	310,000
		$34,950,000	$699,000

(1)	Anticipated approximate purchase price does not include acquisition related expenses.

(2)
Anticipated approximate fees to be paid to sponsor upon closing represent amounts that would be payable to an affiliate of our advisor for acquisition fees in connection with the respective property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 83 of the prospectus.

(3)	This potential property was previously disclosed in Supplement No. 9 dated April 25, 2014.

Our property acquisitions are generally expected to be subject to long-term triple or double net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property Description	Number of Tenants	Tenant	Rentable Square Feet	Physical Occupancy
FedEx Express — Las Vegas, NV	1	Federal Express Corporation	95,899	100%
RF Micro Devices — Greensboro, NC	1	RF Micro Devices, Inc.	100,000	100%
			195,899

The table below provides leasing information for the tenants at each potential property.

Property Description	Tenant	Renewal Options (1)	Effective Annual Base Rent (2)		Effective Base Rent per Square Foot (2)	Lease Term (3)
FedEx Express — Las Vegas, NV	Federal Express Corporation	2/5 yr.	$1,305,295		$13.61	6/5/2014	-	6/30/2025
RF Micro Devices — Greensboro, NC	RF Micro Devices, Inc.	2/10 yr.	$1,100,000	(4)	$11.00	6/12/2014	-	3/31/2028

(1)	Represents number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents lease term beginning with the anticipated purchase date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	The annual base rent under the lease increases every year by 2.0% of the then-current annual base rent.
We expect to purchase the properties with proceeds from the offering and available debt proceeds from the Credit Facility. Following their acquisition, we may use the properties as collateral in future financings.
Management
The following information supersedes and replaces the table of officers and directors of our company on page 64 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus.

Name	Age*	Position(s)
Nicholas S. Schorsch	53	Chairman of the Board of Directors, Chief Executive Officer and President
D. Kirk McAllaster, Jr.	47	Executive Vice President, Chief Financial Officer and Treasurer
Gavin B. Brandon	38	Senior Vice President of Accounting and Principal Accounting Officer**
P. Anthony Nissley	62	Independent Director
James F. Risoleo	59	Independent Director
* As of June 2, 2014.
** Non-Executive Officer.
The “Management — Executive Officers and Directors” section beginning on page 64 of the prospectus is supplemented with the following information.
Gavin B. Brandon has served as our principal accounting officer since March 2013 and as our senior vice president of accounting since March 2014. He served as our vice president of accounting from March 2013 until March 2014. In addition, Mr. Brandon serves or served in the following positions for certain other programs sponsored by Cole Capital:

Entity	Position(s)	Dates
CCPT II	Vice president of accounting and principal accounting officer	March 2012 — July 2013
CCIT	Senior vice president of accounting and principal accounting officer	March 2014 — Present
	Vice president of accounting and principal accounting officer	March 2012 — March 2014
CCPT IV	Senior vice president of accounting and principal accounting officer	March 2014 — Present
CCPT V	Senior vice president of accounting and principal accounting officer	March 2014 — Present
	Vice president of accounting and principal accounting officer	June 2013 — March 2014
Prior to joining Cole Capital and its affiliates in August 2011, Mr. Brandon worked for nine years with Deloitte & Touche LLP, most recently as an audit senior manager. Mr. Brandon received a B.A. in Accounting, as well as a B.A. in Spanish, from Weber State University. In addition, he is a Certified Public Accountant, licensed in the states of Arizona and California. He is also a member of the American Institute of Certified Public Accountants and the National Association of Real Estate Investment Trusts.
We do not directly compensate Mr. Brandon for his services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for his salaries or benefits.

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